Exhibit 99.1

OceanPal Inc.
Unless the context otherwise requires, as used herein, the terms “OceanPal,” “Company,” “we,” “us,” and “our” refer to OceanPal Inc. and its consolidated subsidiaries. The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended December 31, 2023, filed with the with the SEC on April 15, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended June 30, 2024

Our Operations

We charter our vessels to customers pursuant to time charter trips with short to medium duration, although we may also charter our vessels in the spot market and on longer-term charters.

Fleet Employment Table as of September 5, 2024

OceanPal Inc.’s fleet is employed as follows:

	Vessel	Sister	Gross Rate			Delivery Date	Redelivery Date
	BUILT / DWT	Ships*	(USD/Day)	Com**	Charterers	to Charterers***	to Owners****	Notes
					3 Panamax Bulk Carriers
1	PROTEFS 2004 / 73,630	A	$13,000	5.00%	CHINA RESOURCE CHARTERING LIMITED	14-Apr-24	14-Jul-24
			$8,600	5.00%	BG SHIPPING (SINGAPORE) PTE. LTD.	14-Jul-24	14-Aug-24
			$8,400	5.00%	LOTUS OCEAN TRANSPORTATION (HK) LIMITED	14-Aug-24	10-Sep-24	1
			$9,400	5.00%	JOINT VISION SHIPPING CO., LIMITED	10-Sep-24	05-Oct-24	2,3
2	CALIPSO 2005 / 73,691	A	$13,250	5.00%	COFCO INTERNATIONAL FREIGHT SA	6-Apr-24	3-Aug-24
			$8,500	5.00%	SEAPOL SINGAPORE PTE. LTD.	13-Aug-24	3-Sep-24
			$10,150	5.00%	ASL BULK SHIPPING LIMITED	3-Sep-24	02-Dec-24 – 01-Jan-25	4
3	MELIA 2005 / 76,225		$15,250	5.00%	OLDENDORFF CARRIERS GMBH & CO. KG	1-May-24	4-Aug-24
			$11,750	5.00%	CHINA RESOURCE CHARTERING LIMITED	4-Aug-24	12-Nov-24	5
					2 Capesize Bulk Carriers
4	SALT LAKE CITY 2005 / 171,810		$23,000	5.00%	DEYESION SHIPPING & TRADING COMPANY LIMITED	1-Jun-24	27-Jul-24
			$19,000	5.00%		27-Jul-24	19-Sep-24	6
5	BALTIMORE 2005 / 177,243		$22,000	5.00%	RICHLAND BULK PTE. LTD.	9-May-24	15-Sep-24 – 15-Nov-24	7
					1 MR2 Tanker
6	ZEZE START 2009 / 49,999		-	-	-	-	-	8

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

[1]	Redelivery date on an estimated time charter trip duration of about 27 days.
[2]	Estimated delivery date to the Charterers.
[3]	Redelivery date on an estimated time charter trip duration of about 25 days.
[4]	Redelivery date on an estimated time charter trip duration of about 90-120 days.
[5]	Redelivery date on an estimated time charter trip duration of about 100 days.
[6]	Redelivery date on an estimated time charter trip duration of about 53 days.
[7]	Vessel has been sold and it is expected to be delivered to her new Owners by latest November 20, 2024.
[8]	Vessel is expected to be delivered to the Company by latest September 20, 2024.

Factors Affecting Our Results of Operations

We believe that important measures for analyzing trends in our results of operations consist of the following:

Ownership days. Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

Available days. Available days are the number of our Ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Operating days. Operating days are the number of Available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Fleet Utilization. We calculate Fleet utilization by dividing the number of our Operating days during a period by the number of our Available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

TCE rate. Time charter equivalent rate, or TCE rate, is defined as our time charter revenues less voyage expenses during a period divided by the number of our Available days during such period, which is consistent with industry standards. Voyage expenses primarily include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

Daily vessel operating expenses. Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by Ownership days for the relevant period.

The following tables reflect our Ownership days, Available days, Operating days, Fleet utilization and TCE rate and daily operating expenses for our total fleet, as well as a calculation for our TCE rates, for the periods indicated:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Ownership days	910	867
Available days	903	847
Operating days	884	840
Fleet utilization	97.9%	99.2%

Amounts in the table below are in U.S dollars	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Average Daily Results:
Time charter equivalent (TCE) rate	$12,189	$9,453
Daily vessel operating expenses	$6,132	$5,809

Amounts in the table below are in thousands of U.S dollars except for Available days and TCE rate	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Time charter revenues	$12,424	$9,283
Less: Voyage expenses	(1,417)	(1,276)
Time charter equivalent revenues	$11,007	$8,007
Available days	903	847
Time charter equivalent (TCE) rate	$12,189	$9,453

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

Time Charter Revenues

Under our time charters, the charterer typically pays us a fixed daily charter hire rate and other compensation costs related to the charter contracts (such as ballast positioning compensation, holds cleaning compensation, etc.) and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing, and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to our related party managers for the arrangement of the relevant charter. However, our voyage results may be affected by differences in bunker prices as we may incur gain/loss on bunkers when the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in undergoing drydock and/or special survey repairs;

•	foreseen and unforeseen maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the shipping industry; and

•	other factors affecting spot market charter rates for our vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that primarily consist of commissions and any gains or losses related to bunker prices as all of our vessels are typically employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, our voyage expenses may be affected by differences in bunker prices, and we may record a gain or a loss deriving from such price differences as well as bunker consumption costs during periods when our vessels are repositioning, off-hire or idle. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunkers’ gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities. We pay commissions on each charter to one or more unaffiliated ship brokers for arranging our charters. In addition, we pay commissions to DWM and Steamship for the provision of management and brokerage services, pursuant to the terms of our management agreements with these parties.

Vessel Operating Expenses

We remain responsible for paying the vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental and safety expenses. Our vessel operating expenses are expensed as incurred. Our vessel operating expenses generally represent fixed costs. Expenses for repairs and maintenance, however, tend to fluctuate from period to period because most repairs and maintenance works typically occur during periodic dry-dockings or special surveys. Our ability to control our vessels’ operating expenses also affects our financial results.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped, which we believe is common in the dry bulk shipping industry. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

General and Administrative Expenses

We incur general and administrative expenses which typically include compensation and fees towards our directors and consultants, restricted stock awards amortization cost, lumpsum brokerage fees, traveling, directors’ and officers’ insurance, promotional and other expenses of a listed public company, such as legal and professional expenses and other general corporate expenses. These expenses are relatively fixed and are not widely affected by the size of our fleet.

Results of Operations

Six months ended June 30, 2024 compared to six months ended June 30, 2023

(in millions of U.S. dollars)	Six months ended June 30, 2024	Six months ended June 30, 2023
Results of Operations
Time charter revenues	$12.42	$9.28
Voyage expenses	(1.41)	(1.28)
Vessel operating expenses	(5.58)	(5.04)
Depreciation and amortization of deferred charges	(3.44)	(4.04)
Impairment loss	(1.09)	-
General and administrative expenses	(3.29)	(2.61)
Support agreement costs	(6.75)	-
Management fees to related parties	(0.63)	(0.61)
Change in fair value of warrants’ liability	-	6.34
Finance costs	-	(0.90)
Interest income	0.26	0.21
Loss on equity method investment	(0.02)	-
Other income	0.02	-
Net (loss)/income and comprehensive (loss)/income	(9.51)	1.35
Net (loss)/income and comprehensive (loss)/income attributable to common stockholders	$(10.32)	$0.02

Time Charter Revenues. Time charter revenues increased by $3.14 million, to $12.42 million in the six months ended June 30, 2024, from $9.28 million in the six months ended June 30, 2023, mainly due to (i) the increase in our average time charter rates as a result of the overall stronger dry bulk market conditions during the six months ended June 30, 2024, and (ii) the increase in our Operating days to 884 in the six months ended June 30, 2024 from 840 in the six months ended June 30, 2023, due to the increased size of our fleet.

Voyage Expenses. Voyage expenses increased by $0.13 million, to $1.41 million in the six months ended June 30, 2024, compared to $1.28 million in the six months ended June 30, 2023, due to the increase in commissions as a result of the increase in time charter revenues, which was partially offset by the decrease in bunker losses primarily arising from the price differences in the cost of bunker fuel paid by the Company to the previous charterers on vessel re-delivery and the bunker fuel sold to the new charterers on same vessel delivery under certain of our charters.

Vessel Operating Expenses. Vessel operating expenses increased by $0.54 million, to $5.58 million in the six months ended June 30, 2024, compared to $5.04 million in the six months ended June 30, 2023, mainly due to the increase in our Ownership days, as well as the increased scheduled repair costs for one of our vessels.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges decreased by $0.60 million, to $3.44 million in the six months ended June 30, 2024, compared to $4.04 million in the six months ended June 30, 2023, due to the $1.0 million decrease in depreciation expense following (i) the change in the estimated scrap rates of our vessels from $250 per lightweight ton to $400, effective July 1, 2023, and, (ii) the classification of the M/V Baltimore as current asset held for sale, partially offset by the increase in our ownership days for which depreciation expense is calculated. Such decrease was further partially offset by the $0.4 million increase in deferred dry-docking amortization costs due to three vessels incurring deferred amortization costs during the six months ended June 30, 2024, versus two vessels during the same period in 2023. No vessel underwent dry-dock during the six months ended June 30, 2024.

Impairment loss.  Impairment loss in the six months ended June 30, 2024 amounted to $1.09 million and related to the classification of the M/V Baltimore as current asset held for sale, which was measured at its fair value (agreed sale price) less estimated costs to sell. No impairment loss was recognized during the six months ended June 30, 2023.

General and Administrative Expenses. General and administrative expenses increased by $0.68 million, to $3.29 million during the six months ended June 30, 2024, compared to $2.61 million during the six months ended June 30, 2023. This increase is mainly attributed to additional expenses incurred by the Company mainly related to compensation cost of restricted convertible Series C preferred stock awards in effect under the 2021 Equity Incentive Plan, as amended and restated, increased insurance and legal costs, partially offset by a decrease in various other professional charges essential for the conduct of our business.

Support agreement costs. Support agreement costs in the six months ended June 30, 2024, related to the Support Agreement that we entered into on May 17, 2024 with Sphinx Investment Corp. (“Sphinx”) which provides for a payment of $6.75 million in exchange for Sphinx’s support and for the reimbursement of certain of its out of pocket and other expenses.

Management fees to related parties. Management fees to related parties increased by $0.02 million, to $0.63 million in the six months ended June 30, 2024, compared to $0.61 million in the six months ended June 30, 2023. This variation was mainly due to the increase in the size of our fleet period over period and the resulting increase in our Ownership days. Management fees paid for each period were in accordance with the terms of the management agreements then in place.

Change in fair value of warrant liability. Changes in fair value of warrants’ liability was nil for the six months ended June 30, 2024, compared to a gain of $6.34 million during the six months ended June 30, 2023. The 2023 gain, resulted from (i) the change in the fair value of the liability for the outstanding as of June 30, 2023 private placement warrants as compared to the fair value that those warrants were initially measured, and (ii) the fair value changes from initial measurement date to the  various settlement dates for those private placement warrants that were exercised during the six months ended June 30, 2023. The private placement warrants were fully exercised within 2023, whereas there was no such transaction in the six months ended June 30, 2024.

Finance costs. Finance costs were nil for the six months ended June 30, 2024. The $0.90 million finance costs incurred during the six months ended June 30, 2023, represent the pro rata portion of the aggregate fees and costs incurred in the registered direct offering and the private placement of February 2023 allocated to the private placement warrants liability at their issuance date that were expensed as incurred as of such date.

Interest income. Interest income increased by $0.05 million, to $0.26 million in the six months ended June 30, 2024, compared to $0.21 million in the six months ended June 30, 2023. The amount relates solely to interest earned from time deposits.

Impact of Inflation and Interest Rate Increases

We see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, political unrest and conflicts in the Middle East, driving up energy prices, commodity prices, which continue to have a moderate effect on our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations and proceeds from equity offerings. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, our chemical tankers investment, and payments of dividends.

As of June 30, 2024, our contractual obligations related to (i) our Series C and Series D preferred shares dividends and, (ii) the aggregate contractual obligations of $2.75 million in connection with our investment in the construction of two chemical tankers, of which $1.375 million are expected to be due in the fourth quarter of 2024 and $1.375 million are expected to be due in the second quarter of 2025. During the six months ended June 30, 2024, we paid cash dividends on our Series C and D preferred holders in the aggregate amount of $0.74 million which was funded through available cash. On June 20, 2024, and July 15, 2024, we declared, and on July 15, 2024, we paid through available cash, dividends on our issued and outstanding convertible Series C preferred stock and Series D preferred stock amounting to $0.18 million and $0.24 million, respectively. We intend to fund our contractual obligations as of June 30, 2024, with available cash and the anticipated net proceeds from the sale of the M/V Baltimore, expected to be concluded within the fourth quarter of 2024.

On July 15, 2024, we entered into a Memorandum of Agreement to acquire the M/T Zeze Start, a 2009 built MR2 tanker vessel, for an aggregate purchase price of $27.0 million from an entity controlled by a director of the Company. The vessel is expected to be delivered to the Company on or around September 9, 2024. No sale and purchase commissions were paid on the transaction to either party. Of the purchase price, $9.0 million was paid in cash at or prior to the delivery of the vessel, $10.9 million will be paid to the seller after the delivery of the vessel but not later than November 26, 2024, pursuant to a seller’s credit, and the remaining amount will be paid in the form of shares of the Company’s Series D Preferred Stock maximum two days after the delivery of the vessel. We intend to fund the balance of the vessel’s purchase price using part of the proceeds from the sale of the M/V Baltimore that is expected to be concluded by latest November 20, 2024.

We also incur capital expenditures for vessel improvements to meet new regulations and comply with international and regulatory standards. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs.

We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, the payment of dividends on our Series C and Series D preferred stock, as well as the chemical tankers investment. We intend to finance our future growth through a combination of cash generated from operations, proceeds from equity offerings and borrowings from debt transactions, as deemed appropriate by our management and board of directors.

As at June 30, 2024, working capital, which is current assets minus current liabilities, amounted to $31.21 million.

Cash and cash equivalents as of June 30, 2024, was $10.80 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Cash Flows

Net Cash (Used in)/Provided by Operating Activities

Net cash used in operating activities of the Company for the six months ended June 30, 2024, amounted to $3.30 million, compared to $0.56 million net cash provided from operating activities in the six months ended June 30, 2023. The decrease in net cash provided by operating activities was attributable to the decrease of $4.28 million in net income after adjusting for non-cash items (such decrease discussed under “Results of Operations” in detail, mainly driven by the support agreement costs of $6.75 million, partially counterbalanced by the overall stronger dry bulk market conditions during the six months ended June 30, 2024), and the $0.13 million decrease in the six months ended June 30, 2024 of working capital outflows compared to the six months ended June 30, 2023, partially set-off by the $0.55 million increase in cash inflows in the periods related to dry dockings.

Net Cash Used in Investing Activities

Net cash used in investing activities in the six months ended June 30, 2024, was nil. Net cash used in investing activities in the six months ended June 30, 2023 amounted to $4.10 million and represented payments of (i) $4.0 million being the cash consideration of the purchase price regarding the acquisition of the M/V Melia in February 2023, and (ii) $0.10 million relating to vessel improvement costs.

Net Cash (Used in)/Provided by Financing Activities

Net cash used in financing activities in the six months ended June 30, 2024, was $0.74 million and related to dividends paid to Series C and Series D preferred holders during the period.

Net cash provided by financing activities in the six months ended June 30, 2023, was $12.69 million and comprised from (i) net proceeds of $13.66 million from the issuance of units (comprising of shares of common stock or pre-funded warrants, and Class B warrants) as well as private placement warrants and the exercise of prefunded warrants in the registered direct offering and the private placement that were completed in February 2023, (ii) $0.03 million proceeds from the issuance of the newly designated Series E preferred stock of the Company, less $1.0 million of dividends paid to Series C and Series D preferred holders during the same period.

OCEANPAL INC.

Index
OCEANPAL INC.
CONSOLIDATED BALANCE SHEETS
As of June 30, 2024 (unaudited) and December 31, 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,801	$14,841
Accounts receivable trade, net	3,758	2,963
Inventories	306	287
Prepaid expenses and other assets, net (Note 6)	1,247	895
Insurance claims	69	1,058
Vessel held for sale (Notes 5 and 10)	17,774	-
Total current assets	33,955	20,044

FIXED ASSETS:
Vessels, net (Note 5)	49,452	71,100
Total fixed assets	49,452	71,100
OTHER NON-CURRENT ASSETS:
Deferred charges, net	1,404	2,056
Equity method investment (Note 4)	1,630	1,645
Total assets	$86,441	$94,845

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	663	405
Due to related parties (Notes 3(a) and 3(b))	399	474
Dividends payable (Note 7(c))	177	110
Accrued liabilities	1,044	898
Unearned revenue	459	399
Total current liabilities	2,742	2,286

Commitments and contingencies (Note 6)	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 523,782 issued and outstanding as of June 30, 2024, and 520,459 issued and outstanding as of December 31, 2023 (Note 7)	5	5
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 7,451,977 issued and outstanding as of June 30, 2024, and 7,448,601 issued and outstanding as of December 31, 2023 (Note 7)	74	74
Additional paid-in capital (Note 7)	101,153	100,500
Accumulated deficit	(17,533)	(8,020)
Total stockholders’ equity	83,699	92,559
Total liabilities and stockholders’ equity	$86,441	$94,845

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
For the six-month periods ended June 30, 2024, and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2024	June 30, 2023
REVENUES:
Time charter revenues	$12,424	$9,283

EXPENSES:
Voyage expenses	1,417	1,276
Vessel operating expenses (Note 9)	5,580	5,036
Depreciation and amortization of deferred charges (Note 5)	3,444	4,042
Impairment loss (Note 5)	1,087	-
General and administrative expenses	3,287	2,609
Support agreement costs (Note 3(d))	6,750	-
Management fees to related parties (Notes 3(a) and 3(b))	630	606
Other operating (income)/loss	(4)	17
Operating loss	$(9,767)	$(4,303)

OTHER INCOME:
Changes in fair value of warrants’ liability	-	6,335
Finance costs	-	(901)
Interest income	256	216
Loss on equity method investment (Note 4)	(15)	-
Other income	15	-
Total other income, net	$256	$5,650

Net (loss)/income and comprehensive (loss)/income	$(9,511)	$1,347

Deemed dividend upon redemption of Series D Preferred Stock (Note 7(c))	(2)	(154)
Dividends on Series C Preferred Stock (Note 7(c))	(327)	(575)
Dividends on Series D Preferred Stock (Note 7(c))	(481)	(592)
Undistributed earnings on Class A warrants	-	(2)

Net (loss)/income and comprehensive (loss)/income attributable to common stockholders	$(10,321)	$24

(Loss)/Earnings per common share, basic (Note 8)	$(1.39)	$0.02
Loss per common share, diluted (Note 8)	$(1.39)	$(4.49)

Weighted average number of common stock, basic (Note 8)	7,451,646	1,362,644
Weighted average number of common stock, diluted (Note 8)	7,451,646	1,405,001

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the six-month periods ended June 30, 2024, and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share and warrants data)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Preferred Stock Series E		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Equity
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value
BALANCE, December 31, 2022	500,000	$5	10,000	$-	9,172	$-	-	$-	509,200	$5	$78,870	$(2,321)	$76,559
Net income	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$1,347	$1,347
Issuance of Series D Preferred Stock	-	-	-	-	13,157	-	-	-	-	-	10,000	-	10,000
Issuance of 15,000,000 units (comprising from 615,000 shares of common stock, 2,700,000 prefunded warrants and 15,000,000 Class B warrants) at primary offering, net of issuance costs (the “February 2023 Registered Direct Offering”)	-	-	-	-	-	-	-	-	615,000	6	6,700	-	6,706
Issuance of common shares pursuant to exercises of 2,700,000 pre-funded warrants in the February 2023 Registered Direct Offering	-	-	-	-	-	-	-	-	135,000	1	26	-	27
Issuance of Series E Preferred Stock	-	-	-	-	-	-	1,200	-	-	-	35	-	35
Retirement of fractional common shares in June reverse stock split	-	-	-	-	-	-	-	-	(65)	-	-	-	-
Series D Preferred Stock redemption and issuance of common stock	-	-	-	-	(8,590)	-	-	-	1,977,106	20	134	(154)	-
Alternative cashless exercise of private placement warrants	-	-	-	-	-	-	-	-	313,243	3	757	-	760
Issuance of restricted Series C Preferred Stock and compensation cost under the Equity Incentive Plan	-	-	5,314	-	-	-	-	-	-	-	819	-	819
Dividends declared and paid on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(73)	(655)	(728)
Dividends declared on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(269)	(306)	(575)
BALANCE, June 30, 2023	500,000	$5	15,314	$-	13,739	$-	1,200	$-	3,549,484	$35	$96,999	$(2,089)	$94,950

BALANCE, December 31, 2023	500,000	$5	5,521	$-	13,738	$-	1,200	-	7,448,601	$74	$100,500	$(8,020)	$92,559
Net loss	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$(9,511)	$(9,511)
Series D Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	-	-	(9)	-	-	-	3,376	-	2	(2)	-
Issuance of restricted Series C Preferred Stock and compensation cost under the Equity Incentive Plan (Note 7(c))	-	-	3,332	-	-	-	-	-	-	-	1,459	-	1,459
Dividends declared and paid on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(481)	-	(481)
Dividends declared on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(327)	-	(327)
BALANCE, June 30, 2024	500,000	$5	8,853	$-	13,729	$-	1,200	-	7,451,977	$74	$101,153	$(17,533)	$83,699

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2024, and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2024	June 30, 2023
Cash Flows provided by Operating Activities:
Net (loss)/income	$(9,511)	$1,347
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Depreciation and amortization of deferred charges (Note 5)	3,444	4,042
Impairment loss (Note 5)	1,087	-
Compensation cost on restricted stock awards (Note 7(c))	1,459	819
Finance costs	-	901
Changes in fair value of warrants’ liability	-	(6,335)
Loss on equity method investment (Note 4)	15	-
(Increase) / Decrease in:
Accounts receivable, trade, net	(795)	1,283
Due from a related party	-	(61)
Inventories	(19)	(26)
Prepaid expenses and other assets, net	(352)	(294)
Insurance claims	989	-
Increase / (Decrease) in:
Accounts payable, trade and other	258	183
Due to related parties	(75)	(87)
Accrued liabilities	146	(461)
Unearned revenue	60	(200)
Dry-dock costs	(5)	(556)
Net cash (used in)/provided by Operating Activities	$(3,299)	$555

Cash Flows used in Investing Activities:
Payments for vessel improvements and vessel acquisitions (Note 5)	-	(4,098)
Net cash used in Investing Activities	$-	$(4,098)

Cash Flows (used in)/provided by Financing Activities:
Proceeds from issuance of units and warrants	-	15,123
Proceeds from exercise of prefunded warrants	-	27
Proceeds from issuance of Series E Preferred Stock	-	35
Payments of equity issuance and financing costs	-	(1,498)
Payments of dividends on Series C Preferred Stock (Note 7(c))	(260)	(508)
Payments of dividends on Series D Preferred Stock (Note 7(c))	(481)	(487)
Net cash (used in)/provided by Financing Activities	$(741)	$12,692

Net (decrease)/increase in cash and cash equivalents	$(4,040)	$9,149
Cash and cash equivalents at beginning of the period	14,841	8,454
Cash and cash equivalents at end of the period	$10,801	$17,603

SUPPLEMENTAL CASH FLOW INFORMATION

Series C Preferred Stock dividends declared, not paid (Note 7(c))	$(177)	$(307)
Series D Preferred Stock dividends declared, not paid (Note 7(c))	-	(240)
Deemed dividend upon redemption of Series D Preferred Stock (Note 7(c))	(2)	(154)
Non-cash consideration for vessel acquisition through the issuance of Series D Preferred Stock	-	(10,000)
Alternative cashless exercise of private placement warrants	-	760

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying unaudited interim consolidated financial statements include the accounts of OceanPal Inc. (the ‘‘Company”, or “OceanPal”, or “OP”), and its wholly owned subsidiaries (collectively, the “Company”). OP was incorporated by Diana Shipping Inc. (“Diana Shipping” or “DSI”) on April 15, 2021, under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share, issued to DSI. On June 24, 2021, OP filed a confidential registration statement on Form 20-F with the US Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, to effect a spin-off of three of DSI’s vessel owning subsidiaries together with working capital in exchange of common and preferred stock to DSI’s stockholders and DSI, respectively (the “Spin-Off”). On November 29, 2021, the registration statement was declared effective. Upon Spin-Off consummation, the Company’s articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company's authorized share capital increased from 500 to one billion shares of common stock at par value $0.01 and 100,000,000 preferred stock at par value $0.01. In June 2023, the Company’s articles of incorporation and bylaws were further amended. The Company’s shares trade on the Nasdaq Capital Market (or “Nasdaq”) under the ticker symbol “OP”.

Effective June 8, 2023, the Company effected a one-for-twenty reverse stock split on its then issued and outstanding common stock. All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to this reverse stock split, retroactively, as applicable, for all periods presented.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2023, included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2024 (the “2023 Annual Report”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The consolidated balance sheet as of December 31, 2023, has been derived from the audited consolidated financial statements of the Company as of that date, but does not include all the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels. Each of the vessels is owned through a separate wholly owned subsidiary. As of June 30, 2024, the Company was the sole owner of all outstanding shares of the following subsidiaries:

•	Cypres Enterprises Corp. (“Cypres”), a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs,
•	Darien Compania Armadora S.A. (“Darien”), a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso,
•	Marfort Navigation Company Limited (“Marfort”), a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City,
•	Darrit Shipping Company Inc. (“Darrit”), a company incorporated in the Republic of the Marshall Islands on June 2, 2022, owner of the 2005 built Capesize dry bulk carrier Baltimore (Note 5), and
•	Fiji Shipping Company Inc. (“Fiji”), a company incorporated in the Republic of the Marshall Islands on January 27, 2023, owner of the 2005 built Panamax dry bulk carrier Melia.

The Company operates its fleet through Diana Wilhelmsen Management Limited (or “DWM”) (Note 3(a)) and Steamship Shipbroking Enterprises Inc. (or “Steamship”) (Note 3(b)).

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Uncertainties caused by worldwide health and geopolitical events: As of June 30, 2024, and to date, no apparent consequences have been identified on the Company’s business, or counterparties, by COVID-19 or the armed conflicts in Ukraine and the Middle East and their implications. None of the Company’s contracts have been affected by the events in Ukraine and Middle East.

The related financial reporting implications cannot be reasonably estimated at this time, although they could materially affect the Company’s business, results of operations and financial condition in the future. As a result, certain of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The overall impact on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by these geopolitical events, will depend on how those events will further develop, the duration and extent of the restrictive measures that are associated with such events and their impact on global economy and trade, which is still uncertain.

The Company is constantly monitoring the developing situations, as well as its charterers’ and other counterparties’ response to the market and continuously evaluates the effect on its operations. Also, the Company monitors inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures that are driving up energy and commodity prices in the wake of the armed conflicts in Ukraine and the Middle East, which continue to have a moderate effect on the Company’s operating expenses.

2. Significant Accounting Policies – Recent Accounting Pronouncements

A discussion of the Company's significant accounting policies can be found in the audited consolidated financial statements for the year ended December 31, 2023, as filed with the SEC as part of the 2023 Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2024, except for as discussed below:

Vessels held for sale: The Company classifies a vessel as being held for sale when all of the following criteria, under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statement of comprehensive (loss)/income. The vessels are not depreciated once they meet the criteria to be classified as held for sale. As of June 30, 2024, the Company had classified one of its vessels as held for sale (Note 5), whereas no vessel was classified as held for sale as of December 31, 2023.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
3. Transactions with Related Parties

A discussion of the Company’s pre-existing transactions with related parties that did not present any change in the six-month period ended June 30, 2024, can be found in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

(a)	Diana Wilhelmsen Management Limited, or DWM:

Management fees charged by DWM for the six-month periods ended June 30, 2024, and 2023, amounted to $709 and $646, respectively. Of the management fees charged by DWM in the six-month periods ended June 30, 2024, and 2023, $555 and $531, respectively, are included in “Management fees to related parties” and $154 and $115, respectively, are included in “Voyage expenses”, in the accompanying unaudited interim consolidated statements of comprehensive (loss)/income. As of June 30, 2024, and December 31, 2023, amounts of $31 and $12, respectively, were due to DWM, included in “Due to related parties” in the accompanying consolidated balance sheets.

(b)	Steamship Shipbroking Enterprises Inc. or Steamship:

For the six-month periods ended June 30, 2024, and 2023, insurance and administrative management fees amounted to $75 and $75, respectively, and are included in “Management fees to related parties” in the accompanying unaudited interim consolidated statements of comprehensive (loss)/income. For the six-month periods ended June 30, 2024, and 2023, aggregate brokerage fees amounted to $1,207 and $1,131, respectively. Of the brokerage fees charged by Steamship for the six-month periods ended June 30, 2024, and 2023, $900 and $900, respectively, are included in “General and administrative expenses”, whereas, $307 and $231, respectively, are included in “Voyage expenses” in the accompanying unaudited interim consolidated statements of comprehensive (loss)/income.

For the six-month periods ended June 30, 2024, and 2023, accrued performance bonuses of $114 and $99 are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of comprehensive (loss)/income. As of June 30, 2024, and December 31, 2023, there was an amount of $368 and $462, respectively, due to Steamship, included in “Due to related parties” in the accompanying consolidated balance sheets, regarding outstanding fees for the services provided under the agreements discussed above, also resulting from amounts paid by Steamship on behalf of the Company.

(c)	Altair Travel Agency S.A. (“Altair”):

Travel expenses charged by Altair for the six months ended June 30, 2024, and 2023, amounted to $23 and $25, respectively, and are mainly included in "Vessel operating expenses” in the accompanying unaudited interim consolidated statement of comprehensive loss.

(d)	Support Agreement with Sphinx Investment Corp (“Sphinx”):

On May 17, 2024, the Company entered into a support agreement with Sphinx, a company affiliated with Mr. George Economou, which as of June 30, 2024, owned 14.1% of the Company’s outstanding common stock (the “Support Agreement”). The Support Agreement was unanimously approved by the Company’s Board. Pursuant to the Support Agreement, Sphinx has agreed to withdraw its shareholder proposals and director nominations contained in its prior notice delivered to the Company in respect of the Company’s 2024 Annual Meeting of Shareholders, held on May 17, 2024, and to commit to voting in favor of the Board’s slate of recommended directors and with respect to certain other proposals at each Company shareholder meeting through the 2029 annual meeting of the Company’s shareholders. In addition, Sphinx and the Company have agreed on a non-binding basis to a structure for the provision by Mr. Economou of strategic advice to the Board with respect to future opportunities for creating shareholder value. In exchange for Sphinx’s support and for the reimbursement of certain of its out of pocket and other expenses, the Company has agreed to pay Sphinx a non-refundable sum of $6,750 which is presented in “Support Agreement costs” in the accompanying unaudited interim consolidated statement of comprehensive loss. The amount was fully settled during the second quarter of 2024. Pursuant to the Support Agreement, the Company agreed not to convert, among other securities, preferred shares held by its directors and officers into common shares from the time of the execution of the Support Agreement to the first anniversary thereof. The agreement also includes customary standstill provisions, mutual releases, and non-disparagement terms, among others.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
4. Equity Method Investment

Details on the Company’s equity method investment in RFSea are discussed in Note 4 of the 2023 Annual Report. As of June 30, 2024, and December 31, 2023, the investment in RFSea amounted to $1,630 and $1,645, respectively, and is presented in “Equity method investment” in the accompanying consolidated balance sheets.

For the six month period ended June 30, 2024, the loss from this investment amounted to $15 and is presented in “Loss on equity method investment” in the accompanying unaudited interim consolidated statement of comprehensive (loss)/income. The Company’s maximum exposure to a loss as a result of its investment in RFSea, is limited to its committed amounted in this investment, $4,125.

5. Vessels, net and Vessel held for sale

(a)	Vessels, net

The amounts reflected in “Vessels, net” in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2023	$83,144	$(12,044)	$71,100
- Transfer to Vessel held for sale	(22,024)	3,164	(18,860)
- Depreciation for the period	-	(2,788)	(2,788)
Balance, June 30, 2024	$61,120	$(11,668)	$49,452

(b)	Vessel held for sale

On April 30, 2024, the Company, through its wholly owned subsidiary Darrit, entered into an agreement with an unrelated party to sell the vessel Baltimore for a sale price of $18,250, before commissions and other sale expenses. On April 25, 2024, according to the provisions of ASC 360, the vessel was classified in current assets as “Vessel held for sale” and was measured at its fair value (as determined through Level 1 inputs of the fair value hierarchy by reference to its agreed sale price as per the memorandum of agreement terms) less estimated costs to sell (Note 10), which was lower than the vessel’s carrying amount. Such classification resulted in an impairment loss of $1,087 which is separately presented in “Impairment loss” in the accompanying unaudited interim consolidated statement of comprehensive loss. No additional impairment loss was recognized upon remeasurement on June 30, 2024. The vessel is expected to be delivered to its buyers latest by November 20, 2024.

6. Commitments and Contingencies

(a)          Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance, and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to estimated total calls payable to their P&I Association and may be subject to supplementary calls which are calculated as a percentage of the net estimated total calls for each year and after deducting any applicable rebates, laid up returns and other deductions. A decision to levy supplementary calls is made by the Board of Directors of the Association at any time during or after the end of the relevant policy year. There is no limit to the number or amount of supplementary calls that can be levied in respect of a policy year. Supplementary calls, if any, are issued when they are announced and according to the period they relate to. The Company, so far, has not been made aware of any supplementary calls outstanding in respect of any policy year.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
The Company has an open balance from a dispute with one charterer for revenues recognized during the year ended December 31, 2022, which as of June 30, 2024, and December 31, 2023, amounted to $116 and is included in Prepaid expenses and other assets, net, in the accompanying consolidated balance sheets. In May 2024, in connection with its previously outstanding balance regarding another dispute with one of its charterers amounting to $120, the Company reached an amicable settlement in the amount of $111 and recorded, as a result, in the six months ended June 30, 2024, an additional loss of $9 which is included in “Other operating (income)/loss” in the accompanying unaudited interim consolidated statement of comprehensive (loss)/income.

As of June 30, 2024, all the Company’s vessels were fixed under time charter agreements, considered as operating leases and accounted for as per the provisions of ASC 842. The minimum contracted revenues expected to be generated (gross of charterers’ commissions), based on the existing commitments to non-cancelable time charter contracts as of June 30, 2024 and until their earliest expiration dates, all falling within the third quarter of 2024, were estimated at $3,410.

(b)          As of June 30, 2024, the total contractual obligations in connection with the Company’s chemical tankers’ investment amounted to $2,750, of which $1,375 is expected to be due in the fourth quarter of 2024 and $1,375 is expected to be due in the second quarter of 2025 (Note 4).

7. Capital Stock and Changes in Capital Accounts

Details of the Company’s previous changes in capital accounts can be found in Note 7 of the audited consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report. There have been no material changes to these in the six month period ended June 30, 2024, except for as discussed below:

(a)	Common Stock

As of June 30, 2024, and December 31, 2023, 7,451,977 and 7,448,601, respectively, shares of common stock were issued and outstanding (all shares of common stock in registered form).

(b)	Warrants

Pursuant to the February 2023 Registered Direct Offering and Concurrent Private Placement (as defined below) and the January 2022 Underwritten Public Offering, as of June 30, 2024, the Company had outstanding i) 14,474,000 Class A warrants with an exercise price of $154 dollars per common share that may obligate it to issue up to an additional of 72,370 common shares, and ii) 15,000,000 Class B warrants with an exercise price of $20.20 dollars per common share, that may obligate it to issue up to an additional of 750,000 common shares.

During the six months ended June 30, 2023, concurrently with the February 2023 Registered Direct Offering, the Company issued 15,000,000 private placement warrants to purchase 750,000 common shares (the “Concurrent Private Placement”). The Company initially recorded the private placement warrants as noncurrent liabilities at their fair value amounting to $7,504, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying unaudited interim consolidated statement of comprehensive (loss)/income (Note 10). During the six months ended June 30, 2023, the Company received notices of alternative cashless exercises for 8,353,121 private placement warrants issued in the Concurrent Private Placement which resulted in the issuance of 313,243 shares of common stock.

(c)	Preferred Stock

(i)	Series B Preferred Stock

As of June 30, 2024, the Company had outstanding 500,000 Series B Preferred Stock, with par value $0.01 per share, issued to DSI. The Series B Preferred Stock votes with the common shares of the Company, and each share of Series B Preferred Stock entitles the holder thereof to 2,000 votes on all matters on which the Company’s stockholders are entitled to vote of up to 34% of the total number of votes entitled to be cast for all matters for which the Company’s stockholders are entitled to vote on, but with no economic rights. To the extent the aggregate voting power of any holder of Series B Preferred Stock, together with any affiliate of such holder, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of the Company’s stockholders, the number of votes of the Series B Preferred Stock shall be automatically reduced so that such holder’s aggregate voting power, together with any affiliate of such holder, is not more than 49%. Furthermore, the Series B Preferred Stock has no dividend, distribution or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates or successors.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(ii)	Series C Preferred Stock

The Series C Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears or any senior stock. Also, holders of Series C Preferred Stock, rank prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, the Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date with respect to dividends, distributions and payments upon liquidation. The Series C Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.0% per annum, and is convertible into common shares at the holders’ option commencing upon the first anniversary of the original issuance date, at a conversion price equal to the lesser of $1,300.00 (subject to change under anti-dilution provisions) and the 10-trading day trailing VWAP of the common shares, or at any time after their issuance date in case of any fundamental change (i.e. liquidation, change of control, dissolution or winding up of the affairs) of the Company. The Series C Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change, if the holder does not exercise its conversion right discussed above, and optionally redeemable at the option of the holder in case of certain corporate events as defined in the statement of designations of the Series C Preferred Stock. The holder, however, is prohibited from converting the Series C Preferred Stock into common shares to the extent that, as a result of such conversion, the holder (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

The Series C Preferred Stock is not mandatorily redeemable and does not meet any other criteria under ASC 480 to be classified as liability, and under the Company’s assessment is classified in permanent equity, according to the Company’s accounting policy. In particular, the Company assessed that certain of the aforementioned features requiring bifurcation under ASC 815 had de minimis value at inception and in each measurement date, while others were clearly and closely related to the host instrument thus no bifurcation was required or falling under the scope exceptions from derivative accounting.

On February 21, 2024, the Company awarded and granted its directors with 3,332 Series C Preferred Stock, as per the terms of the amended and restated Equity Incentive Plan (refer to (iv) below).

As a result, as of June 30, 2024, the Company had 8,853 shares of Series C Preferred Stock issued and outstanding with par value of $0.01 per share, while, as of the same date, 4,998 shares of Series C Preferred Stock awarded under the amended and restated 2021 Equity Incentive Plan remained unvested.

As of June 30, 2024, the Series C Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 at inception, were determined of de minimis value upon reassessment as of June 30, 2024.

Dividend payments and declarations on Series C Preferred Stock:

On January 16, 2024, the Company paid a quarterly cash dividend of $20.0 per share, or $110 in the aggregate, on its then outstanding 5,521 Series C Preferred Stock to Series C Preferred Stockholders of record date January 12, 2024, for the period from October 15, 2023, up to and including January 14, 2024.

On April 15, 2024, the Company paid a quarterly cash dividend of $20.0 per share, or $150 in the aggregate, on (i) its then outstanding 5,521 Series C Preferred Stock for the period from January 15, 2024, up to and including April 14, 2024, and (ii) the 3,332 shares of Series C Preferred Stock awarded to directors on February 21, 2024 for the period from February 21, 2024 up to and including April 14, 2024, to Series C Preferred Stockholders of record date April 12, 2024.

On June 20, 2024, the Company declared a dividend of $20.0 per share, or $177, in the aggregate on the Company's then outstanding Preferred Stock which was paid on July 15, 2024 (Note 11(a)).

On January 17, 2023, the Company paid a quarterly cash dividend of $20.0 per share, or $240 in aggregate, on its then outstanding 11,982 Series C Preferred Stock to Series C Preferred Stockholders of record date January 13, 2023, for the period from October 15, 2022, up to and including January 14, 2023.

On April 17, 2023, the Company paid a quarterly cash dividend of $20.0 per share, or $268 in the aggregate, on i) the Company’s outstanding 10,000 Series C Preferred Stock, ii) the 1,982 shares of Series C Preferred Stock awarded to directors on April 15, 2022, for the period from January 15, 2023 up to and including April 14, 2023, and iii) the 3,332 shares of Series C Preferred Stock awarded to directors on March 7, 2023, for the period from March 7, 2023 up to and including April 14, 2023.

On June 28, 2023, the Company’s board of directors declared a quarterly cash dividend of $20.0 per share, or $307 in the aggregate, on its Company's outstanding 15,314 Series C Preferred Stock to Series C Preferred Stockholders of record date July 14, 2023, for the period from April 15, 2023, up to and including July 14, 2023.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(iii)	Series D Preferred Stock

The Series D Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series D Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series D Preferred Stock are in arrears or any senior stock. Also, holders of Series D Preferred Stock, rank equal to Series C Preferred Stock, prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date with respect to dividends, distributions and payments upon liquidation. The Series D Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 7.0% per annum, and is convertible into common shares at the holders’ option at any time after the original issuance date, at a conversion price equal to the 10-trading day trailing VWAP of the common shares. The Series D Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change or in case of certain corporate events as defined in the statement of designation of the Series D Preferred Stock. Holders of the Series D Preferred Stock, however, are prohibited from converting the Series D Preferred Stock into common shares to the extent that, as a result of such conversion, holders (together with their affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

Series D Preferred Stock redemptions:

During the period from January 1, 2024, to June 30, 2024, holders of the Company’s Series D preferred stock unaffiliated with the Company, exercised their right to redeem nine Series D Preferred Stock to common stock, resulting in the issuance of 3,376 shares of common stock of the Company and a deemed dividend of $2 to Series D preferred holders, being the excess value of the shares of common stock of as compared to the fair value of the Series D Preferred Stock redeemed.

Following the conclusion of the above transactions, as of June 30, 2024, the Company had 13,729 shares of Series D Preferred Stock issued and outstanding.

As of June 30, 2024, the Series D Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 had de minimis value upon reassessment as of June 30, 2024.

Dividend payments and declarations on Series D Preferred Stock:

On January 16, 2024, the Company paid a quarterly cash dividend of $17.5 per share, or $240 in the aggregate, on the Company's then outstanding 13,738 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date January 12, 2024, for the period from October 15, 2023, up to and including January 14, 2024.

On April 15, 2024, the Company paid a quarterly cash dividend of $17.5 per share, or $241 in the aggregate, on the Company's then outstanding 13,729 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date April 12, 2024, for the period from January 15, 2024, up to and including April 14, 2024.

On January 17, 2023, the Company declared and paid a quarterly cash dividend of $17.5 per share, or $161 in the aggregate, on its then outstanding 9,172 Series D Preferred Stock, for the period from October 15, 2022, up to and including January 14, 2023.

On April 17, 2023, the Company declared and paid a quarterly cash dividend of $17.5 per share, or $327 in the aggregate, on i) the Company’s previously outstanding Series D Preferred Stock (9,172 shares) for the period from January 15, 2023 up to and including April 14, 2023, and ii) the 13,157 shares of Series D Preferred Stock issued in connection with the acquisition of M/V Melia, for the period from February 8, 2023 up to and including April 14, 2023.

On June 30, 2023, the Company declared a quarterly cash dividend of $17.5 per share, or $240 in the aggregate, on the Company’s outstanding 13,739 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date July 14, 2023, for the period from April 15, 2023, up to and including July 14, 2023.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(iv)	Equity Incentive Plan

On February 21, 2024, the Company's Board of Directors approved the award and grant of 3,332 shares of restricted Series C Preferred Stock to the Company’s directors, pursuant to the Company's amended and restated Equity Incentive Plan for a fair value of $3,144, based on valuation obtained by an independent third party for the purposes of the transaction, as annual bonus. The cost of this award is expected to be recognized in comprehensive (loss)/income ratably over the restricted shares’ two-year vesting period.

The fair value of the above instrument issued by the Company, was based as of its measurement date on the present values of the future cash outflows derived from (i) the dividends payable under the equity instrument, assuming the shares of preferred stock are held for a period of ten years after their original issuance date, and (ii) the instrument’s liquidation proceeds. In determining the fair value of the respective restricted stock award, the Company applied a discount factor of 9.3%, determined based on the Company’s estimated weighted average cost of capital comprising of (i) risk-free rate of 4.25%, (ii) representative beta of 0.8, and (iii) equity market average return of 10.5%.

The Company assessed the issuance of the Series C Preferred Stock and their features pursuant to these awards and concluded that they should be classified in permanent equity with no embedded derivative requiring bifurcation other than those that were assessed with de minimis value.

On March 7, 2024, and April 15, 2024, 1,666 and 991, respectively, restricted shares of Series C Preferred Stock awarded on March 7, 2023, and April 15, 2022, to Company’s directors as per the terms of the amended and restated equity incentive plan, were fully vested in accordance with the terms of the respective restricted stock award agreements.

On April 10, 2024, the Company further amended and restated its 2021 Equity Incentive Plan so that the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the 2021 Equity Incentive Plan, as amended and restated, is 2,000,000.

As of June 30, 2024, 1,354 shares of Series C Preferred Stock remained reserved for issuance according to the Company’s amended and restated Equity Incentive Plan.

For the six-month periods ended June 30, 2024, and 2023, compensation cost on restricted stock awards amounted to $1,459 and $819, respectively, and is included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of comprehensive (loss)/income. As of June 30, 2024, and December 31, 2023, the total unvested Series C Preferred Stock pursuant to the above restricted stock awards was 4,998 and 4,323, respectively, whereas total unrecognized compensation cost relating to the Company’s outstanding restricted stock awards was $3,493 and $1,808, respectively. As of June 30, 2024, the average period over which the total compensation cost related to non-vested restricted stock, was expected to be recognized, was 1.16 years.

(v)	Series E Preferred Stock

As of June 30, 2024, the Company had outstanding 1,200 shares of Series E Preferred Stock, with par value $0.01 per share, issued to an entity affiliated with the Company’s Chairperson.

8. (Loss)/Earnings per Common Share

All of the Company’s issued and outstanding common stock (including any restricted shares issued under the Company’s amended and restated equity incentive plan) have equal rights to vote and participate in dividends, subject to forfeiture provisions as set forth in the respective stock award agreements, as applicable. Furthermore, the Class A warrants are entitled to receive dividends, if and when declared, which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes. The Class A warrants do not participate in losses. For the six month period June 30, 2024, the Company declared and paid aggregate cash dividends on its Series C preferred stock of $327 and $260, respectively. With regards to the Series D preferred stock, during the six-month period ended June 30, 2024, the Company declared and paid aggregate cash dividends of $481, which excludes any amounts accrued in prior periods, as applicable. Also, during the six-month period ended June 30, 2024, certain Series D preferred stockholders redeemed nine shares of Series D preferred stock, for which the Company recorded deemed dividend amounting to $2. For the six-month period ended June 30, 2023, the Company declared and paid aggregate cash dividends to its Series C preferred stockholders of $575 and $508, respectively. In the same period, the Company declared and paid aggregate cash dividends on its Series D preferred stock of $592 and $487, respectively, which excludes any amounts accrued in prior periods, as applicable. Also, during the six month period ended June 30, 2023 and in connection with the M/V Melia acquisition and the resulting stock dividend of June 2023 (for more details on this transaction, please refer to Note 7 (c) of Item 18 of the 2023 Annual Report), the Company recorded a deemed dividend amounting to $154.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
For the six months ended June 30, 2024, the calculation of basic loss per share does not treat the non-vested shares (considered non-participating securities) as outstanding until the time/service-based vesting restrictions have lapsed. The dilutive effect, if any, of the Company’s share-based compensation arrangements (following assumed conversion of the Series C preferred stock to common under the “if converted method”) and the Class A and Class B warrants is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period. The dilutive effect, if any, from the conversion of outstanding Series C and Series D preferred stock is calculated with the “if converted” method, to the extent that such conversion would not result in beneficial ownership by the preferred stockholders of more than 49% of the total outstanding common shares of the Company, in accordance with the terms of the respective agreements governing the Series C and Series D preferred stock. The dilutive effect, if any, from the conversion of outstanding Series E Preferred Stock is calculated with the “if converted” method, to the extent the contingencies triggering such conversion are satisfied by the end of the reporting period. Incremental shares are the number of shares assumed issued under the i) treasury stock method and the ii) “if converted” method weighted for the periods the non-vested shares, warrants and convertible preferred stock were outstanding. During the six months ended June 30, 2024, no incremental shares were calculated from the application of the treasury stock method on i) the Class A and Class B warrants and ii) the share-based compensation arrangements (following assumed conversion of the Series C Preferred Stock to common under the “if converted” method) and the “if converted” method for the Series C and Series D preferred stock, because to do so would be anti-dilutive. In addition, for the six months ended June 30, 2024, the Company has not applied the if converted method to the Series E Preferred Stock, since none of the contingencies triggering such conversion were met as of June 30, 2024. For the six months ended June 30, 2023, the computation of diluted earnings per share reflects the potential dilution resulting from the exercise of the private placement warrants issued, amongst other securities, as part of the February 2023 Registered Direct Offering and Concurrent Private Placement fully exercised until September 29, 2023 (either exercised during the period end or outstanding as of the period end) using the treasury stock method which resulted in 42,357 common shares. No incremental shares arose for the six months ended June 30, 2023 from the application of the treasury stock method for the Class A warrants, the Class B warrants, and the share-based compensation arrangements (following assumed conversion of the Series C and Series D Preferred Stock to common under the “if converted” method) and the “if converted” method for the Series C and Series D preferred stock, as the effect of such shares would be anti-dilutive.

Also, net (loss)/income in each period is adjusted by the amount of dividends declared and/or accumulated on the Series C and D preferred stock, deemed dividends on the Series C and Series D preferred stock in connection with redemptions incurred in the period, dividends on Class A warrants and undistributed earnings on Class A warrants, as applicable in each period, as follows:
	June 30, 2024	June 30, 2023
Net (loss)/income and comprehensive (loss)/income	$(9,511)	$1,347
Less deemed dividend upon redemption of Series D Preferred Stock	(2)	(154)
Less dividends on Series C Preferred Stock	(327)	(575)
Less dividends on Series D Preferred Stock	(481)	(592)
Less undistributed earnings on Class A warrants	-	(2)
Net (loss)/income and comprehensive (loss)/income attributable to common stockholders for basic (loss)/earnings per share purposes	$(10,321)	$24
Less changes in fair value of warrants’ liability	-	(6,335)
Net loss and comprehensive loss attributable to common stockholders for diluted loss per share purposes	$(10,321)	$(6,311)

Weighted average number of common stock, basic	7,451,646	1,362,644
Effect of dilutive securities	-	42,357
Weighted average number of common stock, diluted	7,451,646	1,405,001

(Loss)/ Earnings per share, basic	$(1.39)	$0.02
Loss per share, diluted	$(1.39)	$(4.49)

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
9. Vessel Operating Expenses

The amounts reflected in “Vessel Operating expenses” in the accompanying unaudited interim consolidated statements of comprehensive (loss)/income are analyzed as follows:

	June 30,	June 30,
Vessel Operating Expenses	2024	2023
Crew & crew related costs	$2,958	$2,532
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	1,362	$1,482
Lubricants	332	$326
Insurances	439	$360
Annual taxes and registration fees	128	$111
Other	361	$225
Total Vessel operating expenses	$5,580	$5,036

10. Financial Instruments and Fair Value Disclosures

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and amounts due from related parties. The ability and willingness of each of the Company’s counterparties to perform their obligations under a contract depend upon several factors that are beyond the Company’s control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable and related parties by performing ongoing credit evaluations of these counterparties’ financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

For the six-month periods ended June 30, 2024 and 2023, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	Six months ended June 30, 2024	Six months ended June 30, 2023
A	23%	-
B	20%	-
C	14%	-
D	12%	26%
E	-	21%
F	-	11%

The maximum aggregate amount of loss due to credit risk that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant time charter parties, amounted to $2,114 and $1,638 as of June 30, 2024, and 2023, respectively.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Fair value of assets and liabilities

The principal financial assets of the Company consist of cash at banks, accounts receivable trade, net, insurance claims, and amounts due from related party(ies). The principal financial liabilities of the Company consist of accounts payable, trade and other, and amounts due to related party(ies).

Cash and cash equivalents, accounts receivable, insurance claims, amounts due from related party/(ies) and accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets.

Six months ended June 30, 2024- Non-recurring fair value measurement and fair value change of Vessel held for sale:

On April 25, 2024, the Company considered that the Baltimore met the held for sale classification criteria and classified it under current assets as “Vessel held for sale” at a fair value of $17,774 (which was lower than its carrying amount), based on Level 1 inputs of the fair value hierarchy by reference to the vessel’s sales price less estimated cost to sell. No additional impairment loss was recognized upon remeasurement on June 30, 2024 (Note 5).

Six months ended June 30, 2023- Recurring and Non-recurring fair value measurements related to the warrants’ liability.

The private placement warrants were initially recorded at fair value on their issuance date and subsequent settlement dates with the offsetting adjustments recorded in “Change in fair value of warrants’ liability” within the accompanying unaudited interim consolidated statements of comprehensive (loss)/income (Note 7(b)). The fair value of the private placement warrants at their issuance date (i.e., February 10, 2023), and subsequent settlement dates, has been determined through Level 3 inputs of the fair value hierarchy. The Company weighed the probability that such warrants were alternatively cashless exercised for common shares in the initial fair value measurement of the private placement warrants, while the Black-Scholes option pricing model was applied under the following assumptions: (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price at each fair value measurement date. Fair value sensitivity was driven by the stock price at the time of valuation and is limited in terms of the other parameters.

Recurring fair value measurement of warrants’ liability at subsequent measurement date:

•	On subsequent remeasurement date as of June 30, 2023, a fair value of $409.

Non-recurring fair value measurements from warrants’ subsequent settlements:

•	At partial settlement date as of June 8, 2023, a fair value of $286;
•	At partial settlement date as of June 15, 2023, a fair value of $276;
•	At partial settlement date as of June 16, 2023, a fair value of $141; and
•	At partial settlement date as of June 20, 2023, a fair value of $57.

The initial and subsequent recurring and non-recurring fair value changes of the warrants’ liability resulted in an aggregate gain of $6,335 in the six months ended June 30, 2023, which is presented in “Changes in fair value of warrants’ liability” in the accompanying unaudited interim consolidated statement of comprehensive (loss)/ income.

Index
OCEANPAL INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
11. Subsequent Events

(a)	Dividend Payments on Series C and Series D Preferred Stock

On July 15, 2024, the Company paid a quarterly cash dividend of $17.5 per share, or $240 in the aggregate, on its then outstanding 13,729 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date July 12, 2024, for the period from April 15, 2024, up to and including July 14, 2024.

On July 15, 2024, the Company also paid a quarterly cash dividend of $20.0 per share, or $177 in the aggregate, on its then outstanding 8,853 Series C Preferred Stock to Series C Preferred Stockholders of record date July 12, 2024, for the period from April 15, 2024 up to and including July 14, 2024.

(b)	Purchase of MR2 tanker vessel

On July 15, 2024, the Company, through its newly wholly-owned subsidiary, Batiki Shipping Company Inc., entered into a Memorandum of Agreement to acquire the M/T Zeze Start, a 2009 built MR2 tanker vessel, for an aggregate purchase price of $27,000 from an entity controlled by a director of the Company. The vessel is expected to be delivered to the Company on or around September 9, 2024, and no sale and purchase commissions will be paid on the transaction to either party. Of the purchase price, $18,900 will be paid in cash and the remaining amount will be paid in the form of shares of the Company’s Series D Preferred Stock. Of the cash purchase price, $10,900 will be paid to the seller after the delivery of the vessel but not later than November 26, 2024, pursuant to a seller’s credit and will bear interest at the rate of 5.0% per annum. The aggregate purchase price of the vessel was based on two independent third-party broker valuations. On July 16, 2024, the Company paid a 10% deposit or $2,700 to the seller as per the agreement terms.